Postal Code 20549-0405

								September 7, 2004


via facsimile 213-243-2539 and U.S. mail

O. Victor Edelbrock
Chief Executive Officer and President
Edelbrock Corporation
Executive Vice President, Chief Operating Officer
2700 California Street
Torrance, California  90503

Re:  	Edelbrock Corporation

Schedule 13E-3				Preliminary Proxy on Schedule 14A
	Filed August 10, 2004			Filed August 10, 2004
File No. 5-53153				File No. 0-24802

Schedule 13D					Forms 8-K
Filed July 19, 2004		Filed June 28, May 4, April 12,
File no. 5-53153				February 3, 2004 and November 3,
2003
						File No. 0-24802

Forms 10-Q for the period ended		Definitive Proxy on Schedule
14A
September 25, 2003, 				Filed October 17, 2003
December 25, 2003, 				File No. 0-24802
And March 25, 2004,
File no. 0-24802

Form 10-K for the period ended
June 30, 2003
Filed September 26, 2003
	File no. 0-24802


Dear Mr. Edelbrock:

	We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule13E-3

General
1. Financial information has been incorporated by reference in response to Item 13 of Schedule 13E-3. Notwithstanding the Historical Financial Data included at page 13, please confirm that complete summarized financial information has been included as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer, and provide any missing financial information.
2. Each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by the company or affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be summarized in detail in the disclosure document. Please file as an exhibit to the Schedule 13E-3 any materials presented to Mr. Edelbrock, the special committee and board in connection with the presentations and oral reports provided by Banc of America Securities LLC, as required by Item 1016(c) of Regulation M-A. In particular, see our comments regarding the November 18, 2003 and February 12, 2004 oral reports by Banc of America Securities. Also, please refer to our comment regarding the Edelbrock real estate appraisal.
3. Discuss the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation M-A. Preliminary Proxy Materials
General
4. The filing parties must expressly direct their fairness determinations to the "unaffiliated shareholders" rather than generally referring to "Edelbrock stockholders". Refer to pages 33 and 34. See Item 1014 of Regulation M-A.


Letter to Shareholders
5. Indicate that shareholders wishing to exercise their appraisal rights must not vote in favor of the merger.
6. Please delete your reference to any board decision being "unanimous," given the absence of O. Victor Edelbrock from all relevant meetings and votes. Specifically, your use of the term "unanimous" may be confusing to the average investor given the circumstances surrounding the board`s consideration of this transaction. Please make similar revisions throughout the remainder of your proxy materials.
7. Here, and elsewhere in the filing, indicate the total dollar value of the offer.

Questions and answers about the merger, page 8

Summary Term Sheet, page 1
8. The summary term sheet should "briefly" describe the material terms of the transaction. Currently, your term sheet continues for seven (7) pages. Further revise your information to provide a clear presentation of information that is material to investors. Refer to
Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

The Participants, page 1
9. Name the affiliates to which you refer in your description of Edelbrock Holdings. Revise to place together the bullet points for each filing person, identify all of these persons and entities and state each person`s and entity`s position regarding the fairness of the transaction to unaffiliated shareholders.

Purpose of the Merger, page 3
10. The summarized information in this section relates to why the special committee and the board deemed the merger consideration fair, not the purpose of the merger.


Merger Financing, page 4

Federal Income Tax Consequences, page 7
11. Please delete the portion of the statement, advising shareholders to consult their own tax advisor regarding the federal tax consequences of the merger. It is not appropriate to summarize the material tax consequences and then urge shareholders to consult their own tax advisors. You may, however, urge shareholders to consult their own tax advisors with respect to their individual circumstances. Please revise throughout, as appropriate.

Information concerning the Special Meeting, page 16
12. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4. Use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority. If you wish this authority, please provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional votes. Provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

Special Factors, page 20
Background of the Merger, page 20
13. Expand disclosure to summarize the oral reports that Banc of America Securities LLC provided to Mr. Edelbrock and members of
Edelbrock management on November 18, 2003 and February 12, 2004.   It
appears that the discussions between Edelbrock and the financial advisor reported on the strategic goals, objectives, process and timing, and role and responsibilities of the parties to be involved. File any written reports such as drafts, talking papers, spread sheets, summaries, outlines and any board books prepared in connection with the November 18, 2003 and February 12, 2004 discussions and presentations by Banc of America Securities.
14. Please explain the significance of the Concord Energy Consultants letter on page 24.
15. Further disclose the substance of discussions between Kerlin Capital and Banc of America Securities regarding the "financial metrics and other considerations that may affect the price at which it would be fair to cause a sale by the unaffiliated shareholders of Edelbrock common stock." Expand to summarize the valuation methodologies that were considered by the financial advisors on June 7, 2004.
16. In connection with Kerlin Capital`s rejection of the $15.50 offer, please further explain the "encouraging advice given by Edelbrock`s management during its usual quarter end investor conference calls on February 3, 2004 and May 4, 2004." Also, expand disclosure to explain the reference to the "possible unrecognized value of Edelbrock`s real estate, perhaps not adequately reflected in Edelbrock`s stock price."
17. We note that based on the special committee`s telephonic meeting on June 15, 2004, the special committee determined that it would attempt to obtain certain changes to the merger agreement, including that the transaction be approved by a majority of the holders of Edelbrock`s common stock, other than Mr. Edelbrock and his affiliates. We then note that on June 21, 2004, Mr. Edelbrock revised his offer to $16.75, provided that the merger agreement required only the vote of approval by a majority of all outstanding shares of Edelbrock`s common stock. Given that Mr. Edelbrock, together with his family trusts for which he serves as trustee, owns shares of Edelbrock common stock, constituting 51.2% of the total number and there therefore has the power to cause the merger agreement to be adopted and approved by Edelbrock`s stockholders, describe and explain the special committee`s consideration to this fact.
18. We note that the unrecognized value of Edelbrock`s real estate was a factor that Kerlin Capital considered in deciding to reject the $15.50 offer on June 10, 2004. We also note that Kerlin Capital appears to have based its later recommendation, at least in part, on the real estate appraisals that were provided throughout negotiations. You should revise disclosure to describe the special committee`s consideration of this information to the extent that it impacted the special committee`s decision to recommend the $16.75 offer. Disclose the results of the real estate appraisals.
19. On page 28, you refer to the Edelbrock board receiving and reviewing certain financial data regarding projected results of operations and cash flow at the time of and following the merger as prepared by Edelbrock`s management and that this data showed an expectation of financial health for Edelbrock. To the extent the fairness advisor referred to these projections and used them to formulate its opinion, you must disclose the projections and explain how the expectation of financial health for Edelbrock impacted the fairness advisor`s decision.

Purpose of the Merger, page 28
20. Note that you have not addressed the other filing persons and entities` reasons for soliciting the transaction at this time. Although you state on page 47 that Mr. Edelbrock and his affiliates determined to undertake the transaction at this time because Mr. Edelbrock and his affiliates believed that a long-term strategy for increasing the value of Edelbrock would be more readily achievable if Edelbrock were a privately held company, you should further expand disclosure to explain why Mr. Edelbrock chose the present time as opposed to other times in Edelbrock`s operating history. See Item 7(c) of Schedule 13E-3. Please note that conclusory statements such as "to allow its stockholders to realize the value of their investment in Edelbrock in cash at a price that represents a premium to the market price of Edelbrock common stock before the public announcement of the merger" does not comply with the disclosure requirements of Item 1013(a) of Regulation M-A.
21. Quantify the amount of savings Edelbrock Corporation is expected to receive if the going private transaction is successful.

Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval, page 30
22. Qualify the board`s procedural fairness determination by indicating the transaction does not require a vote of unaffiliated shareholders and will proceed even if a majority of the unaffiliated shareholders oppose the transaction. See Question & Answer 21 in Exchange Act Release No. 17719.
23. The factors set forth in Instruction (2) to Item 1014 of Regulation M-A are generally relevant to the fairness of the consideration offered in a going private transaction. If any of the listed factors were not considered, or were considered but not deemed relevant to the context of this transaction, this in itself may be material to the shareholder`s understanding of the transaction. See Question and Answer 20 and 21 in SEC Release no. 17719 (April 13,
1981). Please revise to address all of the listed factors, or to explain why they are not relevant in the context of this transaction.
24. Disclose whether or not the full board considered any firm offers received in the past two years in reaching its fairness determination. See Instruction 2(viii) to Item 1014 of Regulation M-A and General Instruction E to Schedule 13E-3.

Position of O. Victor Edelbrock...as to the Fairness of the Merger...
25. We note that the filing persons identified in this section have not adopted the analyses of the financial advisor. Revise to specifically address how these parties believed historical stock prices, going concern value, and net book value influenced their substantive fairness determination. See Question and Answer 20 and 21 in SEC Release no. 17719 (April 13, 1981).

Opinion of Financial Advisor to the Special Committee, page 40
26. On page 41, we note your disclosure that the summary of Kerlin Capital`s analyses described in this section is "not a complete description of the analyses underlying Kerlin Capital`s opinion." Please clarify that this section summarizes all of the material analyses performed by Kerlin Capital.
27. Describe the limitations set by the special committee regarding the financial advisor`s attempt to solicit and qualify third party interest in a negotiated acquisition of Edelbrock.


	Comparable Companies Analysis, page 43
28. Expand the disclosure to explain Kerlin Capital`s bases for viewing the inner quartiles range as a more useful data point than the absolute high and low data points.
29. Explain Kerlin Capital`s fairness determination given that the inner quartiles ranges for all three periods indicated that the premium in the Edelbrock transaction was slightly below the one-day median premium; five-day median premium; and thirty-day median premium paid in Kerlin Capital`s review of going private transactions.

Discounted Cash Flow Analysis, page 44
30. Explain Kerlin`s fairness determination based on the discounted cash flow analysis yielding an implied equity valuation range for Edelbrock of approximately $12.58 to $22.33.

Hypothetical Strategic Acquisition Analyses, page 46
31. Disclose which companies comprise the 65 sample transactions. Also, please define the "general industrials category for the period from January 15, 2001 through April 2004."
32. Disclose the hypothetical range of purchase prices that would most likely be paid for Edelbrock in a strategic acquisition. Also, please disclose the "group of possible strategic buyers" that Kerlin Capital believed might have an interest in acquiring Edelbrock.
33. Disclose whether Kerlin Capital provided any conclusions for its valuation techniques to indicate how they support fairness. For example, explain how Mr. Edelbrock`s refusal to sell his shares impacted the financial advisor`s fairness determination since a strategic sale of the company was not possible. In this regard, explain what consideration, if any, the fairness advisor gave to the finding that the likely per share equity value of Edelbrock`s common stock if sold to a strategic buyer would likely be in the range of $16.00 to $20.00 per share.

Alternatives to the Merger, page 47
34. Affirmatively state, if true, that neither Edelbrock nor any filing person considered any alternatives other than the first step tender offer followed by a second-step merger. See General
Instruction E to Schedule 13E-3.


Certain Risks in the Event of Bankruptcy, page 52
35. Since you have identified the "fraudulent conveyance" risk to stockholders, provide a prominent discussion earlier in the forepart of the proxy statement.

Accounting Comments

Preliminary Proxy Materials (As incorporated by reference into the Schedule 13E-3 filing)
36. Reflect the following comments in an amendment to the proxy statement.

Forward Looking Information; Certain Projections, pages 36 through 39
37. Revise to include a brief discussion of the principal differences in assumptions that were used in preparing the March 10, 2004 projections that assume the Company becomes a privately-held company, and the June 14, 2004 projections that assume the Company remains a public company.

Merger Financing, pages 52 through 54
38. We note your source of financing at a total cost of approximately $61 million will come from $53 million of debt financing of Edelbrock Holdings, and $6.1 million from Edelbrock`s available cash. As disclosed in Edelbrock`s Quarterly Report on Form 10-Q for the nine months ended March 25, 2004, we note an available cash balance of $5.9 million. Disclose that you plan to use all of Edelbrock`s cash on hand, if true, and explain the expected source of any additional funds required to complete the merger transaction.

Age of Financial Statements and Where Stockholders Can Find More
Information, page 75
39. Please continue to consider the financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X.

Accountants` Report
40. File an accountants` report, with the definitive proxy statement, complying with Rule 12b-11 of the Exchange Act Rules. A copy of the manually signed accountants` report should be retained for five years. See Instruction 5 to Item 14 of Schedule 14A, and Rule 302 of Regulation S-T.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

							Sincerely,


							Nicholas Panos
							Special Counsel
							Office of Mergers and Acquisitions

Cc: 		via facsimile
Sean McAvoy

Esme C. Smith

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, California 94025


L. Cvrkel
B. Singleton
J. Losert




Edelbrock Corporation
September 7, 2004
Page 10





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE